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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [X] Form 10-Q [ ] Form N-SAR

         For Period Ended:            June 30, 2003
                           -----------------------------------------------------

         [ ]    Transition Report on Form 10-K
         [ ]    Transition Report on Form 20-F
         [ ]    Transition Report on Form 11-K
         [ ]    Transition Report on Form 10-Q
         [ ]    Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          --------------------------------------

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         Read Instruction (on back page) Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------

PART I - REGISTRANT INFORMATION

Boundless Motor Sports Racing, Inc.
Full Name of Registrant

The Entity, Inc.
Former Name if Applicable

1801 Gateway Blvd, Suite 150
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75080
City, State and Zip Code

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PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b) The subject annual report, semi-annual report,
         transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2003, cannot be filed within the prescribed time period because the Company is experiencing delays in preparing and reconciling the information required in the report due to the recent acquisitions of Boundless Motor Sports Racing, Inc. and GPX Partners, LLC and the change in control of the Company, each of which was reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Leslie Wulf           (972)                         679-5263
    -----------        -----------                 ------------------
      (Name)           (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                            [ ] Yes [X] No

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                       BOUNDLESS MOTOR SPORTS RACING, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003                         By: /s/ Leslie Wulf
                                                  -------------------------
                                                  Leslie Wulf, President

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